#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-408-7488 Facsimile: 604-408-7499

NEWS RELEASE

NR10-10

May 27, 2010

Dorato Grants 1.9 million Stock Options

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt:DO5, OTCQX:DRIFF) announces that, Pursuant to its 2009 Incentive Stock Option Plan, Dorato has granted incentive stock options to certain directors, officers, employees and consultants allowing them to purchase up to an aggregate of 1,900,000 common shares in the capital stock of the Company.  The options are exercisable at a price of CAD 0.85 for a period of two years ending May 27, 2012.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times.  Dorato, through a series of option agreements, has the right to wholly acquire an extensive land package of approximately 800 square kilometres – providing the Company a highly strategic position in this emergent gold district.  Dorato is well funded and possesses experienced management with a proven track record.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”

President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Steve Stakiw, Manager – Corporate Communications

Michael Pound, Manager – Investor Relations

Email: info@doratoresources.com

Phone: 604-638-5817 / Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.